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[GARTNER GROUP LOGO]                                               PRESS RELEASE


FOR IMMEDIATE RELEASE


                 GARTNER GROUP, INC. ANNOUNCES FINAL RESULTS OF
                          'DUTCH AUCTION' TENDER OFFER

Stamford, Conn. - September 8, 1999 - Gartner Group, Inc. (NYSE: IT), the world's leading authority on information technology (IT), today announced the final results of its Dutch Auction tender offer which expired on August 31, 1999. The company announced that it has purchased a total of 15,759,279 shares, comprised of 9,636,247 shares of Class A Common Stock at a purchase price of $21.75 per share and 6,123,032 shares of Class B Common Stock at a purchase price of $21.875 per share.

The purchase price for the Class A Common Stock remained identical to the purchase price preliminarily announced on September 1, 1999, while the purchase price for the Class B Common Stock is slightly higher than the price of $21.50 per share preliminarily announced on such date, due to a final determination of proper tenders of shares. The final proration factor for the Class A Common Stock is 82.85 percent, while the company is purchasing 100 percent of the Class B Common Stock tendered at or below the purchase price of $21.875 per share. All holders of fewer than 100 shares of Class A Common Stock who validly tendered at or below the settlement prices will not be subject to proration.

The depositary for the offer will promptly issue payment for the shares accepted under the offer and return all shares tendered in excess of this price and shares not accepted because of proration. The shares purchased represent about 15 percent of the approximately 104.7 million shares outstanding immediately prior to the offer.

About GartnerGroup
As the world's leading authority on IT, GartnerGroup provides clients with a wide range of products and services in the areas of IT advisory services, measurement, research, decision support, analysis and consulting. Founded in 1979, with headquarters in Stamford, Conn., GartnerGroup is at the center of a global community serving Fortune 1000 companies from 80 locations worldwide. GartnerGroup's unique capabilities and resources help bring clarity to the direction of the world's hottest and most volatile industry. Additional information about the company is available on the World Wide Web at www.gartner.com.

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